FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	three company announcements made on May 11, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 19, 2006	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 11th, 2006
URL: http://www.komatsu.com/

Notice Concerning the Amendments to the Articles of Incorporation(Translation)

At the meeting of the Board of Directors of Komatsu Ltd. (the “Comapany”) held on May 11, 2006, the Company resolved to propose to the 137th Ordinary General Meeting of Shareholders of the Company which will be held on June 23, 2006, an agendum of “Partial Amendments to the Articles of Incorporation of the Company”, as set forth below:

1. Reason for amendments

(1) As Corporation Act (Law No.86, 2005) and the Law Concerning the Arrangement of Related Laws in Connection with the Effectuation of the Corporation Act (Law No.87, 2005, “Arrangement Law”) was promulgated on July 26, 2005 and came into effect on May 1, 2006, the Company would propose to the Ordinary General Shareholders Meeting of this year an agendum to amend partially the Articles of Incorporation of the Company, as set forth below:

1)	Items additionally provided for to the current Articles of Incorporations

i)	It is proposed to newly establish Articles 4 and 7 as set forth in the Proposed Amendment below, because pursuant to the Arrangement Law, those items set forth therein are deemed provided for in the Article of Incorporation, upon effectuation of the Corporation Act.

ii)	It is proposed to newly establish Article 10 as set forth in the Proposed Amendment in order to provide for the rights to shares constituting less than one unit (tangen) of shares, in accordance with the provisions set forth in Paragraph 2, Article 189 of the Corporation Act.

iii)	It is proposed to amend current Article 16 in order to clarify the number of proxy for the exercise of voting rights, in accordance with the provisions set forth in Paragraph 5 of Article 310 of Corporation Act.

iv)	It is proposed to newly establish Article 17 as set forth in the Proposed Amendment below in order to adopt an Internet disclosure system of reference documents for General Meetings of Shareholders, etc., in accordance with the provisions set forth in Article 94 and Paragraph 3 of Article 133 of the Execution Rules for the Corporation Act (Ministerial Order of Justice No. 12, 2006), and Paragraph 4 of Article 161 and Paragraph 4 of Article 162 of the Rules for Corporate Calculation of the Corporation Act (Ministerial Order of Justice No. 13, 2006).

v)	Pursuant to the provisions set forth in Article 370 of the Corporation Act, with respect to the matter to be resolved by the Board of Directors, the Company may deem it approved by the Board of Directors if all of the Directors give consents in writing or electronic record, and no Corporate Auditor raise objection against it. Accordingly, it is proposed to newly establish Article 26 as set forth in the Proposed Amendment below in order to facilitate more prompt efficient adoption of resolutions of the Board of Directors.

2)	Items to be deleted from the current Articles of Incorporation

i)	It is proposed to delete Articles 19, 26, 27, 36, and 37 of the current Articles of Incorporation, because the contents specified therein are provided for in the Corporation Act and/or the Execution Rules for the Corporate Act, and consequently it is not necessary to set forth such contents in the Articles of Incorporation repeatedly.

ii)	It is proposed to delete Articles 12 and 13, because contents specified therein are provided for in the Share Handling Regulations of the Company, and, consequently it is not necessary to set forth such contents in the Articles of Incorporation repeatedly.

3)	Revisions to terminology

i)	It is proposed to amend current Articles 4,5,7,8,9,10,11,18, 21, 22, 23, 29, 31, 32, 33, 38, 39, 40, 41, and 42 in order for the terminology used in the Articles of Incorporation to conform to the Corporation Act.

(2) In addition to the above, it is proposed to newly establish or delete other provisions, and re-number the articles, to the extent necessary for the corporation organized and existing under the Corporation Act.

2. Details of Amendments

Details of the amendments to be made to the Articles of Incorporation of the Company are as follows:

(The underlined portion indicates the proposed amendments.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
(New)

Article 4 Organizations

The Company shall have the following organizations other than the General Meeting of Shareholders and Directors.

(1)    Board of Directors

(2)    Corporate Auditors

(3)    Board of Corporate Auditors

(4)    Accounting Auditors

Article 4. Method of Public Notice	Article 5. Method of Public Notice

Public notices by the Company shall be made by electronic public notices. However, accidents or other unavoidable reasons which make electronic public notices impossible occurs, the public notices shall be made by publication in The Nihon Keizai Shimbun, published in Tokyo.

Method to give public notices by the Company shall be electronic public notice, provided, however, that if, due to accident or other unavoidable reasons, the use of the electronic public notice becomes impossible, public notices by the Company shall appear in The Nihon Keizai Shimbun published in Tokyo.

Method of Public Notice	Method of Public Notice

Article 5. Total Number of Shares Authorized to be Issued	Article 6. Total Number of Shares Possible to be Issued

The total number of shares authorized to be issued by the Company shall be three billion nine hundred fifty five million (3,955,000,000) shares: provided, however, that this number shall be decreased accordingly if any shares are cancelled.

The total number of shares possible to be issued by the Company shall be three billion nine hundred fifty five million (3,955,000,000) shares.

(New)	Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.

Current Articles of Incorporation	Proposed Amendments
Article 6. One Unit (tangen) of Shares The number of shares constituting one unit (tangen) of shares of the Company shall be one thousand (1,000).	(Deleted)

Article 7. Acquisition of its Own Shares by the Company	Article 8. Acquisition of its Own Shares by the Company
Pursuant to the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase the its own shares by resolution of the Board of Directors.	Pursuant to the provision of Article 165, Paragraph 2 of the Corporation Act, the Company may acquire its own shares through transactions in the market, etc., by resolution of the Board of Directors.

Article 8. Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (tangen)	Article 9. Number of Shares Constituting One Unit (tangen) of Shares and Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (tangen)

The Company shall not issue share certificates representing its shares constituting less than one unit (tangen) of shares (hereinafter referred to as “one unit (tangen) of shares”), unless otherwise provided for in the Share Handling Regulations of the Company.

1. The number of shares constituting one unit (tangen) of shares of the Company shall be one thousand (1,000).

2. Notwithstanding Article 7, the Company shall not issue share certificates representing its shares constituting less than one unit (tangen) of shares, unless otherwise provided for in the Share Handling Regulations of the Company.

Current Articles of Incorporation	Proposed Amendments
(New)

Article 10. Rights to Shares Constituting Less Than One Unit (tangen) of Shares

Shareholders (which shall hereinafter include Beneficial Owners) of the Company are not entitled to exercise their rights to shares constituting less than one unit (tangen) of shares held by them, except for the following rights:

(1) The right provided for in each item of Article 189, Paragraph 2, of the Corporation Act;
(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;
(3) The right to receive allotment of offered shares and offered Stock Acquisition Rights in proportion to the number of shares held by the shareholders; and
(4) The right to make a request provided for in the immediately following Article.

Article 9. Purchase of Shares to Increase the Number of Shares of Shareholders Holding Shares Constituting less than One Unit (tangen) of Shares

In accordance with the Share Handling Regulations of the Company, a shareholder (including hereinafter beneficial owners) who has shares constituting less than one unit (tangen) of shares may request the Company to sell to him/her such number of shares as will, when aggregated with the shares constituting less than one unit (tangen) of shares held by him/her, constitute one unit of shares.

Article 11. Purchase of Shares to Increase the Number of Shares of Shareholders Holding Shares not Constituting One Unit (tangen) of Shares

A shareholders of the Company may, in accordance with the Share Handling Regulations of the Company, request the Company to sell such number of shares as will, when aggregated with the shares constituting less than one unit (tangen) of shares held by him/her, constitute one unit of shares.

Current Articles of Incorporation	Proposed Amendments
Article 10. Transfer Agent	Article 12. Administrator of the Shareholders Register (Kabunushi Meibo Kanrinin)

The Company shall have a transfer agent for its shares.

The transfer agent and the location of its business shall be selected by resolution of the Board of Directors, and public notice thereof shall be given.

The Register of Shareholders, the Register of Beneficial Owners and the Register of Lost Share Certificates of the Company shall be kept at the offices of the transfer agent. The registration of change of shareholders, registration of a pledge of shares, indication of shares held in trust, re-issuance of share certificates, receipt of various notifications, preparation of the Register of Beneficial Owners, receipt of beneficial owners’ notification, registration of lost share certificates, purchase and sale of shares amounting to less than one unit (tangen) of shares, and any other matters relating t the shares shall be handled by the transfer agent, and shall not handled by the Company.

1. The Company shall have an Administrator of the Shareholders Register.

2. The Administrator of the Shareholders Register, and the location of its business shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The preparation and keeping of the Shareholders Register (including hereafter the Register of Beneficial Owners), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company and other matters relating to the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate shall be entrusted with the Administrator of the Shareholders Register, and shall not handled by the Company.

Current Articles of Incorporation	Proposed Amendments

Article 11. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, registration of a pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of beneficial owners, receipt of beneficial owners’ notification, registration of lost share certificates, purchase and sale of shares not constituting one unit (tangen) of shares, and any other matter relating to the shares shall be provided for the Share Handling Regulations established by the Board of Directors.

Article 13. Share Handling Regulations

Handling of shares of the Company and the fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors as well as the laws and regulations and the Articles of Incorporation.

Article 12. Registration of Shareholders, etc.

Shareholders, registered pledgees or their legal representatives, shall notify the transfer agent appointed by the Company of their names, addresses and seal impressions. Any changes in the matters prescribed in the preceding sentence shall likewise be notified. Foreign nationals who are accustomed to using their signatures may substitute their signatures for their seal impressions.

(Deleted)

Article 13. Registration of Non-Resident Shareholders, etc.

Shareholders, registered pledgees or their legal representatives who reside of outside Japan shall notify the transfer agent appointed by the Company of the temporary addresses in Japan for themselves or their representatives in Japan. Any change in the matters so notified shall likewise be notified.

(Deleted)

Current Articles of Incorporation	Proposed Amendments

Article 14. Record Date

Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

(Deleted)
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 15. Convocation of General Meetings of Shareholders	Article 14. Convocation of General Meeting of Shareholders
An ordinary general meeting of shareholders shall be convened in June each year. An extraordinary general meeting of shareholders may be convened whenever necessary.	An Ordinary General Meeting of Shareholders of the Company shall be convened in June each year. An Extraordinary General Meeting of Shareholders may be convened whenever necessary.

Except as otherwise provided by laws and regulations, general meetings of shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.	(Deleted)

In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.	(Deleted)

Current Articles of Incorporation	Proposed Amendments
(New)	Article 15. Record Date of Ordinary General Meeting of Shareholders The record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 in each year.

(New)

Article 16. Person to Convene General Meeting of Shareholders and Person to Preside the Board as Chairman

1. A General Meeting of Shareholders shall be convened by the President, and the President shall take the chair.

2. Should the President be unable to so act, one of the other Directors in the order previously determined by the Board of Directors may convene the General Meeting of Shareholders and take the chair.

(New)

Article 17. Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.

The Company may, by disclosing the information relating to the matters that shall be described or indicated in reference documents for the General Meeting of Shareholders, business report, financial statements and consolidated financial statements through Internet in accordance with the Ministerial Ordinance of the Ministry of Justice, in connection with the convocation of the General Meeting of Shareholders, deem that it has provided the same to the shareholders.

Current Articles of Incorporation	Proposed Amendments
Article 16. Exercise of Voting Rights by Proxy	Article 18. Exercise of Voting Rights by Proxy

If a shareholder or his/her legal representative intends to exercise his/her voting rights at any general meeting of shareholders through a proxy, the shareholder must entrust another shareholder who is eligible for exercising such voting rights of the Company.

1. A shareholder of the Company may exercise his/her voting rights at a General Meeting of Shareholders by one (1) proxy who shall be another shareholder of the Company possessing voting rights.
The proxy shall submit to the Company a document evidencing his/her power of representation.	2. In case of the preceding paragraph, a shareholder or proxy shall submit to the Company a document evidencing his/her power of representation, at each General Meeting of Shareholders.

Article 17. Person to Preside at General Meetings of Shareholders

The President of the Company shall preside as chairman at general meetings of shareholders. In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.

<Deleted>

Article 18. Method of Resolutions of General Meetings of Shareholders	Article 19. Method of Resolutions of General Meetings of Shareholders

Unless otherwise provided for by the laws and regulations or the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.

1. Unless otherwise provided for by the laws and regulations or the Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights, present at the meeting.

A special resolution set forth in Article 343 of the Commercial Code shall be made by the affirmative vote of not less than two-thirds (2/3) of the voting rights held by shareholders present at the meeting at which one-third (1/3) or more of the voting rights of all shareholders are represented.

2. Resolutions pursuant to Article 309, Paragraph 2 of the Corporation Act shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders who are eligible to exercise the voting rights present at the meeting, at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are eligible to exercise the voting rights must present.

Current Articles of Incorporation	Proposed Amendments

Article 19. Minutes of General Meetings of Shareholders

With respect to the substance of the proceedings and the results of general meetings of shareholders of the Company, minutes shall be prepared, either in paper or as an electronic record, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be kept at the Company.

<Deleted>
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 21. Election of Directors Directors shall be elected at a general meeting of shareholders of the Company.	Article 21. Method of Election of Directors 1. Directors shall be elected at a General Meeting of Shareholders of the Company.
For a resolution of the election of directors, the presence of shareholders representing at least one third (1/3) or more of the voting rights held by all the shareholders is required.

2. A resolution for the election of a Director shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights present at the meeting, at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are eligible to exercise the voting rights must present.

Cumulative voting shall not be used in electing directors.	3. A resolution for the election of a Director shall not be by cumulative voting.

Current Articles of Incorporation	Proposed Amendments
Article 22. Representative Directors, etc.	Article 22. Representative Directors, etc.

The Board of Directors shall determine by its resolution representative directors who shall represent the Company.	1. The Board of Directors shall, by its resolution, appoint Representative Directors who shall represent the Company.
The Board of Directors may determine, by its resolution, one (1) Chairman and one (1) President from among its members, and may grant special titles to one or more directors as deemed necessary.	2. The Board of Directors may determine, by its resolution, one (1) Chairman and one (1) President from among its members, and may grant special titles to one or more directors as deemed necessary.

Article 23. Term of Office of Directors

The term of office of a director shall expire at the closing of the ordinary general meeting of shareholders pertaining to the last settlement of accounts occurring within one (1) year after his/her assumption of office.

The term of office of a director elected to fill a vacancy shall be concurrent with the term of office of his/her predecessor.

Article 23. Term of Office of Directors

The term of office of a Director shall expire at the closing of the Ordinary General Meeting of Shareholders for the last business year ending within one (1) year after his/her election.

(Deleted)

Article 24. Convocation of the Board of Directors	Article 24. Convocation of the Board of Directors and Person to Preside the Board as Chairman
Meetings of the Board of Directors shall be convened in accordance with the rules established by the Board of Directors.	Meetings of the Board of Directors shall be convened and the person to preside the meeting as chairman shall be determined, in accordance with the rules established by the Board of Directors.

A notice of the convocation of a meeting of the Board of Directors shall be dispatched at least two (2) days prior to the date of such meeting provided, however, that such period of notice may be shortened in case of emergency.

(Deleted)

Current Articles of Incorporation	Proposed Amendments
Article 25. Person to Preside at Meetings of the Board of Directors The person to preside as chairman at meetings of the Board of Directors shall be determined by the Board of Directors.	(Deleted)

(New)

Article 25. Notice of Convocation of Board of Directors

A notice of the convocation of meeting of the Board of Directors shall be dispatched at least two (2) days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

Article 26. Resolutions of Meetings of the Board of Directors

Resolutions of a meeting of the Board of Directors shall be adopted by the affirmative vote of a majority of the directors present thereat who constitute a majority of the directors in office.

In the case of an equality of votes, the chairman of the meeting shall have a casting vote.

(Deleted)

(New)

Article 26. Omission of Resolution in Board of Directors

With respect to the matter proposed by Directors to be resolved by the Board of Directors, the Company shall deem that such matter were approved by a resolution of the Board of Directors, when all Directors who are eligible to participate in a resolution of such matter have given their consents thereto in writing or through electronic record, except for the case where any of the Corporate Auditors raise objection against it.

Current Articles of Incorporation	Proposed Amendments

Article 27. Minutes of Meetings of the Board of Directors

With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, either in paper or as an electronic record, and the directors and corporate auditor(s) present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be kept at the Company.

(Deleted)

Article 28. Counselors and Advisors The Board of Directors may elect Advisor(s) (Komon) or Counselor(s) (Sodan-yaku).	Article 27. Counselors and Advisors (Unchanged from current Article 28)

Article 29. Exemption from Liability of Directors

The Company may exempt a Director from his/her liability relating to his/her conduct as a Director pursuant to Article 266, Paragraph 1, Item 5 of the Commercial Code, by a resolution of the Board of Directors to the statutory maximum amount in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code.

Article 28. Exemption from Liability of Directors

In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by the laws and regulations.

Current Articles of Incorporation	Proposed Amendments
CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 30. Number of Corporate Auditors The Company shall have no more than five (5) corporate auditors (Kansayaku).	Article 29. Number of Corporate Auditors (Unchanged from current Article 30)

Article 31. Election of Corporate Auditors

The Corporate Auditors shall be elected at a general meeting of shareholders of the Company.

For a resolution of the election of corporate auditors, the presence of shareholders representing at least one third (1/3) or more of the voting rights held by all the shareholders is required.

Article 30. Method of Election of Corporate Auditors

1. The Corporate Auditors shall be elected at a General Meeting of Shareholders of the Company.

2. A resolution for the election of Corporate Auditor shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights present at the meeting, at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are eligible to exercise the voting rights must present.

Article 32. Full-time Corporate Auditor(s) The Corporate Auditors shall elect (a) full-time Corporate Auditor(s) from among themselves.	Article 31. Full-time Corporate Auditor(s) The Board of Corporate Auditors shall elect, by its resolution, (a) full-time Corporate Auditor(s).

Current Articles of Incorporation	Proposed Amendments

Article 33. Term of Office of Corporate auditors

The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last fiscal year of the Corporation ending within four (4) years after their assumption of office.

Article 32. Term of Office of Corporate Auditors

1. The term of office of Corporate Auditors shall expire at the closing of the Ordinary General Meeting of Shareholders to be held for the last business year of the Company ending within four (4) years after their election.

The term of office of a Corporate Auditor elected to fill a vacancy shall be the balance of the term of office of the Corporate Auditor whom he/she succeeds.

2. The term of office of the Corporate Auditor elected to fill a vacancy of another Corporate Auditor who has resigned in the middle of his/her term of office shall be the balance of the term of office of the Corporate Auditors whom he/she succeeds.

Article 34. Convocation of the Board of Corporate auditors	Article 33. Convocation of the Board of Corporate Auditors and Person to Preside the Board as Chairman
Meetings of the Board of Corporate auditors shall be convened in accordance with the rules established by the Board of Corporate auditors.

Meetings of the Board of Corporate Auditors shall be convened and the person to preside the meeting as chairman shall be determined, in accordance with the rules as established by the Board of Corporate Auditors.

A notice of the convocation of a meeting of the Board of Corporate auditors shall be dispatched at least two (2) days prior to the date of such meeting provided, however, that such period of notice may be shortened in case of emergency.

(Deleted)

Article 35. Person to Preside at Meetings of the Board of Corporate auditors

The person to preside as chairman at meetings of the Board of Corporate auditors shall be determined by the Board of Corporate auditors.

(Deleted)

Current Articles of Incorporation	Proposed Amendments
(New)

Article 34. Notice of Convocation of Board of Corporate Auditors

Notice of convocation of meetings of the Board of Corporate Auditors shall be dispatched at least two (2) days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

Article 36. Resolutions of Meetings of the Board of Corporate auditors

Except as otherwise provided by law, resolutions of a meeting of the Board of Corporate auditors shall be adopted by the affirmative vote of a majority of all the corporate auditors in office.

(Deleted)

Article 37. Minutes of Meetings of the Board of Corporate auditors

With respect to the substance of the proceedings and the results of meetings of the Board of Corporate auditors, minutes shall be prepared, either in paper or as an electronic record, and corporate auditors present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be kept at the Company.

(Deleted)

Article 38. Exemption from Liability of Directors	Article 35. Exemption from Liability of Directors

The Company may exempt the Corporate Auditor from his/her liabilities by a resolution of the Board of Directors to the statutory maximum amount in accordance with the provisions of Article 280, Paragraph 1 of the Commercial Code

In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by the laws and regulations.

Current Articles of Incorporation	Proposed Amendments
CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING

Article 39. Fiscal Year and Closing Date of Accounts	Article 36. Business Year
The fiscal year of the Company shall be from April 1 in each year to March 31 of the following year, and the accounts of the Company shall be closed as of the last day of each fiscal year.	The business year of the Company shall be the one-year period from April 1 in each year to March 31 of the following year.

Article 40. Dividends

Dividends of the Company shall be paid to the shareholders or pledgees who are registered or recorded on the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the closing date of the accounts of the Company.

Article 37. Record Date of Dividends The record date of the year-end dividends of the Company shall be March 31 in each year.

Article 41. Interim Dividends	Article 38. Interim Dividends

The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30th in each year.

The Company may distribute interim dividends, by resolution of the Board of Directors, by setting a record date as of September 30th in each year.

Article 42. Release from Dividends Payment	Article 39. Release from Dividends Payment

In the event that any of dividends or interim dividends is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be released from its obligation to make such payment.

In case of dividends in cash, where any dividend is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be released from its obligation to make such payment.

(end)

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 11th, 2006
URL: http://www.komatsu.com/

Establishment of the Amount of Remuneration for Directors in the Form of

Stock Options and the Details of Issue of Stock Options

Komatsu Ltd. (the “Company”) hereby gives announcement that at the meeting of the Board of Directors held on May 11, 2006, the Company resolved to propose to the 137th Ordinary Meeting of the Shareholders of the Company which will be held on June 23, 2006, an agendum to establish an amount for stock options as a remuneration and to issue Stock Acquisition Rights as stock options to the Directors of the Company, as set forth below:

1.	Reasons for Resolution

The Company wishes to grant Stock Acquisition Rights (stock options) as compensation to Directors, separate from the amount of remuneration that the shareholders have already approved, for the purposes of raising the motivation and morale of the Directors of the Company, which shall contribute to the improvement of the consolidated performance of the Company. The maximum limit of such remuneration would be a yearly amount of JPY360 million.

Before the effective date of the Corporation Act, stock options were considered to be Stock Acquisition Rights issued on preferential terms and conditions to persons other than shareholders; accordingly, their issuance required the adoption of a special resolution at a General Meeting of Shareholders. Since the Corporation Act came into effect, such Stock Acquisition Rights issued as stock options are to be regarded as a part of Directors’ remuneration, and as such, they constitute a change in Directors’ remuneration.

2.	Details of Agenda

(1)	At the 135th Ordinary General Meeting of Shareholders, held on June 25, 2004, the shareholders approved a monthly remuneration amount for Directors of not more than JPY60 million (provided however, that the salaries for Directors who also serve as Company employees are not included in this monthly amount.) . This limit remains in force today. Taking stock options granted thus far as well as other factors into consideration, the Company now requests that shareholders approve a yearly remuneration amount of up to JPY360 million in the form of the Stock Acquisition Rights, which is separate from the above monthly remuneration amount for Directors.

In addition to the above change in the remuneration amount, the Company requests that the shareholders approve the grant of stock options as described in (2) below.

The Company currently has 10 Directors, and assuming that the proposal on the appointment of Directors is approved as the original proposal, the number of Directors will be the same ten (10).

In addition, as in the past, for Directors who are also Company employees, the amount of remuneration for Directors does not include their salary as employees.

1

(2)	The Stock Acquisition Rights to be issued as stock options to Directors are as follows:

1)	Type and number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights

The maximum number of Stock Acquisition Rights to be issued within a year from the next date after the approval of the resolution (the “Resolution Date”) shall be 331.

The maximum number of ordinary shares that Directors may receive through the exercise of the Stock Acquisition Rights to be issued within a year from the next date after the Resolution Date shall be 331,000.

The number of shares subject to one Stock Acquisition Right shall be 1,000 shares; provided, however, that after the Resolution Date, if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right in connection with the Stock Acquisition Rights shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share shall be rounded down resulting from the foregoing adjustments.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there were no transactions of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

The Exercise Price shall be adjusted as follows.

I.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price before adjustment	×	1
Ratio of stock split (or stock consolidation)

II.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon the exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights that can be exchanged for the Company’s ordinary shares (including corporate bonds with Stock Acquisition Rights).

Number of currently issued shares

					+	Number of newly issued shares × Paid-in amount per share
Market Price
Exercise price after adjustment	=	Exercise price before adjustment	×
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

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III.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of ordinary shares of the Company, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3) Exercise period for the Stock Acquisition Rights

From August 1, 2007 to July 31, 2014

4) Restrictions on the transfer and acquisition of Stock Acquisition Rights

Transfer and acquisition of Stock Acquisition Rights shall be required the approval by resolution of the Board of Directors of the Company.

5) Conditions for exercising the Stock Acquisition Rights

Other conditions for the exercise of the Stock Acquisition Rights, etc. shall be decided by the Board of Directors which determines the details for the issue of the Stock Acquisition Rights.

(end)

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Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 11th, 2006
URL: http://www.komatsu.com/

Stock Acquisition Rights as Stock Options to Employees and Others

At the Company’s meeting of the Board of Directors held on May 11, 2006, the Company resolved to propose an agendum to the 137th Ordinary General Meeting of the Shareholder of the Company which will be held on June 23, 2006, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as stock options to employees and others in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act, and we hereby inform you as follows.

[Description]

1.	Reasons for necessity of issuing the Stock Acquisition Rights on preferential terms and conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the representative Directors (company presidents) of major affiliates, for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the maximum number of such rights that the Board of Directors can decide to issue within the scope of authority granted by a resolution at this General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this General Meeting of Shareholders:

The maximum number of Stock Acquisition Rights to be issued under the conditions described in (3) below shall be 502.

The maximum number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights shall be 502,000 shares, and if the number of shares subject to Stock Acquisition Rights has been adjusted as provided for in (3) below, the maximum number of ordinary shares to be issued shall be the number arrived at by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this General Meeting of Shareholders.

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“Number of Shares Granted”) shall be 1,000 shares.

However, after the resolution date of this agendum (the “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

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2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transfered upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

I.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price before adjustment	×	1
Ratio of stock split (or stock consolidation)

II.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with share acquisition rights).

Number of currently issued shares

					+	Number of newly issued shares × Paid-in amount per share
Market Price
Exercise price after adjustment	=	Exercise price before adjustment	×
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

III.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

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3)	Exercise period for the Stock Acquisition Rights

From August 1, 2007 to July 31, 2014

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

I.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be 1/2 of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

II.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in I. above.

5)	Restriction on Transfer and Acquisition

Acquisition and transfer of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company, or an exchange or transfer of shares (collectively the “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (the “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items i) through ho) of Article 236, Paragraph 1, Item 8 of the Corporation Act (the “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions are included in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be Granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be Issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

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iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in Item 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and Acquisition of the Stock Acquisition Rights shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

8)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one(1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters.

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

(end)

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